Supplement Filed Pursuant to Rule 253(g)(2)

File No. 024-11639

SUPPLEMENT DATED OCTOBER 25, 2022

TO

OFFERING CIRCULAR DATED OCTOBER 26, 2021

MEDICAMETRIX, INC.

EXPLANATORY NOTE

This document supplements the Offering Circular dated October 26, 2021 of MedicaMetrix, Inc. (the “Company”) and the Supplement to the Offering Circular dated May 25, 2022 (collectively, the “Offering Circular”) , and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements the information contained in the Offering Circular.

The Offering Circular is available here: https://www.sec.gov/Archives/edgar/data/1815630/000149315221026493/form253g2.htm

The May 25, 2022 Supplement to the Offering Circular is available here: https://www.sec.gov/Archives/edgar/data/1815630/000149315222015089/form253g2.htm.

The Company intends to terminate the offering for its Common Stock, as described in the Offering Circular, as of October 26, 2022 (the “Termination Date”). No further subscriptions will be accepted after the Termination Date. Subscriptions in the offering will be accepted up to that date and processed as promptly as possible. None of the terms of the offering have been changed.